October 7, 2015

VIA EDGAR

Re:    K2M Group Holdings, Inc.
Form 10-K for the year ended December 31, 2014
Filed March 18, 2015
Form 8-K dated August 4, 2015
Filed August 4, 2015
File No. 001-36443

Martin James
Senior Assistant Chief Accountant
Office of Electronics and Machinery
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Dear Mr. James:
We are providing the following responses to the comment letter from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission dated September 29, 2015 relating to the Form 10-K for the year ended December 31, 2014 and the Form 8-K dated August 4, 2015 of K2M Group Holdings, Inc. (the “Company”). To assist your review, we have retyped the Staff’s comments in italics below.
Form 10-K for the Year Ended December 31, 2014
Item 6. Selected Historical Consolidated Financial Data, page 68
Comment:
1.    In future filings, please include the reconciliations required by Item 10(e)(1)(i)(B) of Regulation S-K for each year in which you present a non-GAAP measure.
Response:
The Company acknowledges the Staff’s request and will present such reconciliations for all periods presented in our December 31, 2015 Form 10-K.
Item 8. Financial Statements
Consolidated Balance Sheets, page 96
Comment:

2.    In future filings, please present the aggregate amount of goodwill as a separate line item in the balance sheets in accordance with FASB ASC 350-20-45-1.

Response:

The Company acknowledges the Staff’s request and will present goodwill as a separate line item beginning with its balance sheets presented in its September 30, 2015 Form 10-Q.

Note 1. General and Summary of Significant Accounting Policies, page 101

Comment:

3.    In future filings, please include your accounting policy for loss contingencies. Refer to FASB ASC 235-10-50-1 and 450-20.

Response:

The Company acknowledges the Staff’s request and will include its accounting policy for loss contingencies within its General and Summary of Significant Accounting Policies footnote beginning with its December 31, 2015 Form 10-K.

Comment:

4.    Please tell us the impact on your financial statements of the recall discussed on page 43. Tell us whether or not you provide any warranties with respect to your products and how you applied the accounting literature in determining the amount and timing of any related charges.

Response:

The recall event discussed on page 43 occurred in 2014 and resulted in the recall and limited replacement of certain instrumentation associated with our Natural Bridge product line. The total financial impact on the Company's financial statements with respect to the recall was under $3,000 for instrumentation and replacement parts and $15,000 for advisory expenses to investigate the circumstances leading up to the recall.

The Company provides standard warranties on most of its implant products and instruments, which provide the right of return or exchange of a product if it is defective. The Company’s experience has shown that historical warranty claims have been immaterial. As an example, the cost of warranty claims was approximately $76,000, $70,000 and $30,000 for the fiscal years ended December 31, 2014, 2013 and 2012, respectively. These warranty claim costs were de minimis to the reported cost of revenue in each period (approximately 0.1% or less of cost of revenue in each period). Given the immaterial nature of the historical warranty claim costs, the Company recognizes such costs when incurred. We monitor warranty claims activity to validate that our historical experience continues to be indicative of future expectations when sales are recorded. Based upon the insignificant nature of warranty claims historically incurred, the Company has concluded that no separate accrual or warranty claims reserve is necessary.

Comment:

5.    In future filings, please provide the disclosures required by FASB ASC 720-35-50-1(b) relating to your advertising expenses.

Response:

The Company acknowledges the Staff’s request and will include the disclosures required by FASB ASC 720-35-50-1(b) relating to our advertising expenses within its General and Significant Accounting Policies footnote beginning with its December 31, 2015 Form 10-K.

Comment:

6.    We note from your proxy statement filed April 29, 2015 that you have a qualified contributory retirement plan. In future filings, please provide the disclosures required by FASB ASC 715-70-50-1.

Response:

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The Company respectfully submits that it has provided the disclosures required by FASB ASC 715-70-50-1 in Note 11 to its financial statements included on page 114 of its December 31, 2014 Form 10-K which is reproduced for your reference below:

11.    DEFINED CONTRIBUTION PLAN
The Company has a defined contribution plan (the "Contribution Plan") covering substantially all employees meeting certain eligibility requirements. Participants may elect to contribute a specified portion of their compensation to the Contribution Plan on a tax-deferred basis. The Company may make discretionary contributions to the Contribution Plan. The Company made contributions to the Plan of $1,458, $1,096 and $861 for the years ended December 31, 2014, 2013 and 2012, respectively.

Foreign Currency Translation and Other Comprehensive Loss, page 102

Comment:

7.    In future filings, when explaining your accounting policies for foreign currency transactions, please explain how you measure the amount of any gains or losses. Refer to FASB ASC 235-10-50-1 and 830-20-35-2.

Response:

The Company acknowledges the Staff’s request and will provide an explanation of how it measures the amount of gains or losses related to foreign currency transactions within the notes to its financial statements beginning with its December 31, 2015 Form 10-K.

Form 8-K dated August 4, 2015

Comment:

8.    We note that you present forward looking non-GAAP financial measures such as Adjusted EBITDA for fiscal 2015. Please revise future filings to include, to the extent available without unreasonable efforts, the reconciliations required by Instruction 2 to Item 2.02 of Form 8-K and Item 10(e)(1)(i)(B) of Regulation S-K.

Response:

The Company acknowledges the Staff’s request and to the extent the Company continues to present forward looking non-GAAP financial measures, it will include, to the extent available without unreasonable effort, the reconciliation required by Instruction 2 to Item 2.02 of Form 8-K and Item 10(e)(1)(i)(B) of Regulation S-K.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Please do not hesitate to call the undersigned at (571) 919-2088 or George Moratis, Global Accounting Officer at (571) 919-2085 if you wish to discuss any of the above responses.

Very truly yours,
/s/ Gregory S. Cole
Title: Chief Financial Officer

cc:     K2M Group Holdings, Inc.
Eric D. Major
George Moratis

Simpson Thacher & Bartlett LLP
Ken Wallach

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